June 4, 2010
Via Edgar
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 3561
Attn.: Jennifer Thompson, Branch Chief
Re:	Dick’s Sporting Goods, Inc. Form 10-K for the Fiscal Year Ended January 30, 2010 Filed March 18, 2010 Form 8-K Filed March 9, 2010 File No. 1-31463
Dear Ms. Thompson:
Our client, Dick’s Sporting Goods, Inc. (the “Company”), is in receipt of the letter dated June 2, 2010 from the Staff of the Securities and Exchange Commission (the “Staff”) to Timothy E. Kullman, with respect to the Company’s Form 10-K for the year ended January 30, 2010 and Form 8-K filed March 9, 2010. The purpose of this letter is to memorialize my conversation with Ms. Yong Kim on Friday June 4, 2010, during which it was agreed that the Company would provide its response to the Staff’s letter on or before Wednesday, June 30, 2010.
If you have any questions, please do not hesitate to contact me at (412) 562-8444.

Very truly yours, Buchanan Ingersoll & Rooney
/s/ Jennifer R. Minter
Jennifer R. Minter

cc:	Yong Kim Timothy E. Kullman